Exhibit 99.1

Employee Announcement – Program Approved by Shareholders

To: All Moderna Employees

From: Stéphane Bancel

Subject: Stock Option Exchange Program approved

Date: Wed, November 12

Dear Team,

The special shareholder meeting was held earlier today, and I am excited to share some good news: our shareholders approved Moderna’s one-time stock option exchange program for employees.

Why this matters
This is a rare and meaningful program that companies don’t typically offer. It gives you the opportunity to exchange eligible underwater stock options for new ones priced at market value, restoring their potential to grow as Moderna grows.

What you need to do and by when
Starting tomorrow, November 13 at 9:00 a.m. ET, through December 12, 2025, at 3:59 p.m. ET visit the exchange site (fidelitymicrosite.com/ModernaExchange) to make your selections and access on-demand and personalized resources to help you decide what’s right for you.

Thank you for everything you do to advance our Mission. This program is another way we are investing in you and the incredible impact you make every day.

Cheers,

Stephane

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.